Filed Pursuant to Rule 433

Registration No. 333-188502

August 13, 2015

Burlington Northern Santa Fe, LLC

$350,000,000 3.650% Debentures due 2025

$650,000,000 4.700% Debentures due 2045

Final Term Sheet

Issuer:	Burlington Northern Santa Fe, LLC

Ratings (Moody’s /S&P)*:	A3 (stable) / BBB+ (positive)

Note Type:	Senior Unsecured Debentures

Offering Format:	SEC Registered

Trade Date:	August 13, 2015

Settlement Date**:	August 20, 2015 (T+5)

Maturity Date:	2025 Debentures – September 1, 2025
2045 Debentures – September 1, 2045

Final Terms

Principal Amount:	$350,000,000 aggregate principal amount of the 3.650% Debentures due 2025 (“2025 Debentures”) and $650,000,000 aggregate principal amount of the 4.700% Debentures due 2045 (“2045 Debentures”)

Benchmark Treasury:	2025 Debentures – UST 2.125% due May 15, 2025
2045 Debentures – UST 2.500% due February 15, 2045

Benchmark Treasury Yield:	2025 Debentures – 2.196% 2045 Debentures – 2.886%

Re-offer Spread:	2025 Debentures – T + 148 bps
2045 Debentures – T + 185 bps

Re-offer Yield:	2025 Debentures – 3.676%
2045 Debentures – 4.736%

Coupon:	2025 Debentures – 3.650%
2045 Debentures – 4.700%

Price to Public:	2025 Debentures – 99.782%
2045 Debentures – 99.425%

Coupon Dates:	2025 Debentures – March 1 and September 1
2045 Debentures – March 1 and September 1

First Coupon Date:	2025 Debentures – March 1, 2016
2045 Debentures – March 1, 2016

Make Whole Call:	2025 Debentures – T + 25 bps (at any time before June 1, 2025)
2045 Debentures – T + 30 bps (at any time before March 1, 2045)

Par Call:	2025 Debentures – At any time on or after June 1, 2025
2045 Debentures – At any time on or after March 1, 2045

Day Count Convention:	30/360

Denominations:	$2,000 x $1,000

CUSIP / ISIN:	2025 Debentures – 12189L AY7 / US12189LAY74
2045 Debentures – 12189L AX9 / US12189LAX91

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC

Co-Managers:	BNY Mellon Capital Markets, LLC U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect to deliver the Debentures against payment therefor in New York City on or about August 20, 2015, which will be the fifth business day following the date of the prospectus supplement and of the pricing of the Debentures. Under Rule 15c6-l of the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Debentures on the pricing date or the next succeeding business day will be required by virtue of the fact that the Debentures initially will settle in five business days (T+5) to specify alternative settlement arrangements to prevent failed settlement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-(800) 831-9146 or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-(800) 294-1322 or calling Morgan Stanley & Co. LLC at 1-(866) 718-1649.